John Carey
Vice President – Legal

NYSE REGULATION

May 13, 2013

Mr. Wayne Andrews
Vice President—Capital Markets
InterOil Corp.
25025 I-45 North, Suite 420
The Woodlands, TX 77380

Via Electronic Mail and Federal Express

Re: Annual Meeting of InterOil Corp.

Dear Mr. Andrews:

Pursuant to Section 303A.13 of the Listed Company Manual of the New York Stock Exchange LLC ("NYSE" or the "Exchange"), this letter constitutes a public reprimand by the Exchange to InterOil Corp. (the "Company") as a result of its failure to provide timely notification to the Exchange of the record date for the Company's upcoming annual meeting scheduled for June 24, 2013.

Sections 204.21 and 401.02 of the Listed Company Manual require that the Exchange receive notice of a company's record date "not later than the tenth day prior to the record date." The Exchange understands that the Company set a record date of May 14, 2013 for its annual meeting to be held on June 24, 2013. However, the Company only notified the Exchange of the upcoming record date on May 10, 2013 and therefore failed to make the required advance notification to the Exchange.

The Exchange has thus determined that the Company has violated one of the Exchange's listing standards by setting a record date without proper notice to the Exchange. In this regard, Section 303A.13 of the Exchange's Listed Company Manual allows the Exchange to issue a public reprimand letter to a listed company that has violated a listing standard as an alternative to suspending trading in or delisting the listed company.

In determining to issue a warning letter and not initiate the delisting of the Company's securities, the Exchange took into consideration, among other things, that:

- this is the first time that the Company has failed to satisfy the notice requirements of Sections 204.21 and 401.02 of the Listed Company Manual;
- the Exchange has no reason to believe that the Company's failure to comply with Listed Company Manual Sections 204.21 and 401.02 was intentional; and

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- the Company has not fallen below the financial and other continued listing standards provided in Chapter 8 of the Listed Company Manual or failed to comply with the audit committee standards set out in Section 303A.06.[1]

In issuing this public reprimand letter, the Exchange does not take any position regarding whether the Company has complied with any state or federal law that might be applicable to the conduct of its annual meeting or the effectiveness of any votes solicited or taken at that meeting. The Exchange also takes no position on the effect, if any, of the Company's failure to comply with the provisions of the Listed Company Manual on the conduct of the Company's annual meeting or the effectiveness of any votes solicited or taken at that meeting.

The Exchange reminds the Company that this letter is a mandatory disclosure event pursuant to Item 3.01 of Form 8-K. The Company is therefore required to file a current report on Form 8-K disclosing receipt of this letter within the normal time period required for such disclosures.

If you have questions about this letter, please do not hesitate to contact me directly.

Sincerely,

[1] The Commentary to Section 303A.13 of the Listed Company Manual states that the issuance of a public reprimand letter "is not intended for use in the case of companies that fall below the financial and other continued listing standards provided in Chapter 8 of the Listed Company Manual or that fail to comply with the audit committee standards set out in Section 303A.06."